Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013	Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center New York, NY 10080
November 6, 2006
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	The Gabelli Equity Trust Inc. Registration Statement on Form N-2 (File No. 333-137298)

To Whom It May Concern:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join the request of The Gabelli Equity Trust Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on November 7, 2006, or as soon thereafter as practicable.
In connection with the above request for acceleration, please be advised that the underwriters intend to distribute copies of the Preliminary Prospectus of the Fund, dated November 6, 2006, via electronic mail.
Very truly yours,
CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
                              INCORPORATED
As Representatives
By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Robert Bush Jr.
Robert Bush Jr.
Managing Director

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
                                     INCORPORATED

By:	/s/ William Vens
William Vens
Vice President